Exhibit 99.3

Rights Offering to Holders of

Nabriva Therapeutics AG

American Depositary Shares

November 29, 2016

To:                             Our Clients who are Beneficial Owners

of American Depositary Shares representing

common shares of Nabriva Therapeutics AG

Nabriva Therapeutics AG (the “Company”) is offering (the “Rights Offering”) to (i) holders of its common shares, rights to subscribe for new common shares (the “common share rights”), and (ii) holders of American Depositary Shares representing its common shares (the “ADSs”), rights to subscribe for new ADSs (the “ADS rights”).  The Rights Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”), including the base prospectus, dated November 9, 2016, included therein and a prospectus supplement, dated November 29, 2016, thereto (collectively, the “Prospectus”).  The Prospectus is available by contacting the information agent, Georgeson LLC, at the address below or by visiting the Company’s website for the Rights Offering at http://info.nabriva.com/RightsOffering/Documents.html.  The Prospectus is also available by visiting the EDGAR system of the SEC at its website at www.sec.gov/edgar.shtml.

The Prospectus is being made available to you as the beneficial owner of ADSs held for your account. In addition, please find the attached Subscription Instructions for ADS rights, which must be completed by you in order to direct the exercise of your ADS rights. The Company has made arrangements with The Bank of New York Mellon, as ADS rights agent, to make available the ADS rights to holders of ADSs at 5:00 p.m. (New York City time) on November 29, 2016 (the “ADS record date”) upon the terms set forth in the Prospectus. Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on December 12, 2016 (the “ADS rights expiration date”).

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the information agent, Georgeson LLC, phone number (866) 278-8941 (U.S. toll free) and email: Nabriva@georgeson.com.

ADS RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON DECEMBER 12, 2016 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

For a complete description of the terms and conditions of the offering and the procedures for exercise of your ADS rights, please refer to the Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

You will receive 0.276 ADS rights for every ADS you hold on the ADS record date. One ADS right will entitle you to subscribe for and purchase one new ADS at the U.S. dollar equivalent of €4.014 per ADS, which is estimated at $4.25 per ADS based on a euro-to-U.S. dollar exchange rate of €1.00 to $1.0588. Fractional ADS rights will not be issued, and ADS right entitlements will be reduced to the next smaller whole number of ADS rights. To validly subscribe for new ADSs, you will need to pay to the ADS rights agent $4.68 for each new ADS you wish to subscribe for, which represents 110% of the estimated ADS subscription price to account for currency conversion expenses, an ADS issuance fee of the depositary of $0.05 per new ADS and potential fluctuations in the exchange rate between the euro and the U.S. dollar. On or about December 13, 2016, the ADS rights agent will determine the actual U.S. dollar ADS subscription price by converting the euro subscription price into U.S. dollars at an exchange rate assigned by it on that date. If the actual U.S. dollar ADS subscription price (plus the ADS issuance fee and the currency conversion expense) is less than the estimated ADS subscription payment, the ADS rights agent will refund such excess amount to the subscribing ADS holder without interest. However, if the amount of the estimated ADS subscription payment you paid to the ADS rights agent is, for any reason, including due to currency exchange rate fluctuations, insufficient to pay the subscription price in euro plus currency conversion expenses and ADS issuance fees for all of the ADSs you are subscribing for, the ADS rights agent will require you to pay the deficiency as a condition to receiving your new ADSs, or will instruct the depositary to subscribe on your behalf for only the number of whole ADSs that can be subscribed for with the amount you have paid and the ADS rights agent will refund to you as soon as practicable the excess amount without interest. The exercise of your ADS rights is irrevocable and may not be cancelled or modified.

No Exchange of ADS Rights for Common Share Rights

ADS rights may not be surrendered for delivery of common share rights, and common share rights may not be deposited for delivery of ADS rights.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

No Sale of ADS rights

The ADS rights are not assignable or transferable.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Austria and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. The Company will not knowingly credit ADS rights to any account, or deliver any new ADSs to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited. The Company reserves absolute discretion in determining whether any holder of ADSs located or resident outside Austria and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the Prospectus.

NABRIVA THERAPEUTICS AG

SUBSCRIPTION INSTRUCTIONS FOR ADS RIGHTS

The undersigned beneficial owner (the “Beneficial Owner”) of              ADS rights of Nabriva Therapeutics AG hereby acknowledges receipt of your letter and having been given access to the Prospectus for the distribution of ADS rights and provides to you the following instructions in connection with the offering of new ADSs:

Please exercise ADS rights held for our account as follows (1 ADS right = 1 new ADS):

X $4.68 = $
(no. of new ADSs subscribed)
(Fractional ADSs will not be issued)

I hereby confirm that I am a resident of                 and that subscription or sale of the ADS rights by me does not violate any applicable laws.

Name:	Address:
Signature:

Printed names (if signatory is not the Beneficial Owner):	Telephone Number:

Title or Capacity (if signatory is not the Beneficial Owner):	Tax ID or Social Security Number:

Date Executed:

THIS FORM MUST BE RETURNED, ALONG WITH PAYMENT FOR THE TOTAL U.S. DOLLAR AMOUNT DUE ABOVE, TO THE BENEFICIAL OWNER’S BANK OR BROKER AND NOT TO THE BANK OF NEW YORK MELLON WITH SUFFICIENT TIME FOR THE BENEFICIAL OWNER’S BANK OR BROKER TO INSTRUCT THE ADS RIGHTS AGENT TO EXECUTE THE ABOVE TRANSACTIONS PRIOR TO THE ADS RIGHTS EXPIRATION DATE.